EXHIBIT (g)(4)

                                                      Richard S. Wayne (0022390)
                                                      William K. Flynn (0029536)
                                                         Attorneys for Plaintiff


                             COURT OF COMMON PLEAS
                             HAMILTON COUNTY, OHIO


ESTHER DEUTCH,                                       )
c/o Strauss & Troy                                   )
150 East Fourth Street                               )
Cincinnati, OH 45202-4018                            )
                                                     )
                               Plaintiff,            )
                                                     )
                 vs.                                 )
                                                     )
DAVID R. MUELLER, RAYMOND R.                         )
MUELLER, ROBERT H. CASTELLINI,                       ) Case No. A9906534
CHRISTOPHER J. MURPHY, III, PETER H.                 ) (Judge _____________)
FORSTER, JOHN A, HASS, GERALD R.                     )
WOLKEN, COMAIR HOLDINGS, INC.                        )
P.O. Box 75021                                       )
Cincinnati, OH 45275-0021                            ) CLASS ACTION COMPLAINT
                                                     ) ----------------------
                                                     )
                 and                                 ) (Jury Trial Demanded)
                                                     )
DELTA AIRLINES                                       )
Hartsfield Atlanta Int'l Airport                     )
P.O. Box 20706                                       )
Atlanta, GA 30320                                    )
                                                     )
                               Defendants.           )



         Plaintiff, by her attorneys, for her complaint against defendants, alleges upon information and belief, except for paragraph 2 hereof, which is alleged upon knowledge, as follows:



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           1. Plaintiff brings this action pursuant to Rule 23 of the Ohio
Rules of Civil Procedure on her behalf and as a class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock of Comair Holdings, Inc. ("Comair" or the "Company").

           2. Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

           3. Comair is a corporation duly organized and existing under the laws of the Commonwealth of Kentucky with its headquarters and principal place of business in Cincinnati, Ohio. The Company is a Delta Connection carrier which, through a code-share agreement, flies customers primarily from cities in the Midwest and Florida to Delta's hub in Cincinnati, Ohio and Orlando, Florida. The Company maintains its principal offices at P.O. Box 75021, Cincinnati, Ohio.

           4. Defendant Delta Air Lines ("Delta") is the record owner of approximately 21.9% of the Company's outstanding common stock.

           5. Defendant David R. Mueller is Chairman of the Board of Directors of the Company and Chief Executive Officer of the Company.

           6. Defendant Robert Mueller is a Director of the Company and the father of David Mueller.

           7. Defendants Robert H. Castellini, Christopher J. Murphy, III, Peter H. Forster, John A. Hass, and Gerald R. Wolken are Directors of Comair.

           8. The Individual Defendants, by reason of their corporate directorships and executive positions, stand in a fiduciary position relative to the Company's


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public shareholders, whose fiduciary duties, at all times relevant herein, required them to exercise their best judgment, and to act in a prudent manner, and in the best interest of the Company's minority shareholders. Said Defendants owed the public shareholders of Comair the highest duty of good faith, fair dealing, due care, loyalty, and full, candid and adequate disclosure.

                           CLASS ACTION ALLEGATIONS

           9. Plaintiff brings this action on her own behalf and as a class action, pursuant to Rule 23 of the Ohio Rules of Civil Procedure, on behalf of all security holders of the Company (except the Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

          10. This action is properly maintainable as a class action.

          11. The class is so numerous that joinder of all members is impracticable. As of June 25, 1999, there were approximately 95,567,688 shares of Comair common stock outstanding, of which approximately 78% is owned by holders other than Defendant Delta and/or directors and officers of the Company.

          12. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class Member. The common questions include, inter alia, the following: (a) whether Defendants have breached their fiduciary and other common law duties owed by them to Plaintiff and the members of the Class; (b) whether Defendants are pursuing a


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scheme and course of business designed to eliminate the public securities holders of Comair in violation of the laws of the State of Ohio in order to enrich Delta at the expense and to the detriment of the Plaintiff and the other public stockholders who are members of the class; (c) whether the Individual Defendants have failed to maximize value for the public shareholders of Comair; (d) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by Defendants; and
(e) whether the said proposed acquisition, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the Plaintiff and the other members of the class.

          13. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the Plaintiff are typical of the claims of other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class. A class action is superior to any other type of adjudication of this controversy.

          14. Defendants have acted in a manner which affects Plaintiff and all members of the Class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

          15. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of


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the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                            SUBSTANTIVE ALLEGATIONS

          16. Comair has operated as a "Delta Connection" carrier since 1984 pursuant to a marketing agreement with Delta, which expires on October 31, 1999 (the "code sharing agreement"). Under the Delta Connection program, all Comair flights are promoted as part of the Delta route network, in computer systems used by travel agents and in advertising and published timetables.

          17. In the summer of 1999, representatives of Delta and Comair held a series of discussions about the renewal and renegotiation of the code sharing agreement. Delta indicated that the revenues payable to Comair would be substantially reduced under any revised code sharing agreement.

          18. On July 29, 1999, during one of these discussions, representatives of Delta indicated that Delta would be interested in acquiring Comair, rather than entering into a revised code sharing agreement.

          19. On August 10, 1999, Comair held a regularly scheduled Board meeting. At this meeting, the Comair Board was advised of status of the negotiations surrounding the code sharing agreement and Delta's interest in the possible acquisition of Comair. That same day, the Company amended the employment agreements of Defendant David A. Mueller and certain other senior officers of the Company. These amendments extended the employment


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agreements for three years and provided for lucrative cash payments in the event of a change in control of the Company.

          20. Additionally, the Company amended the compensation agreements of Defendants Forster, Haas, Walker, Castellini, Murphy and Raymond Mueller, the Company's non-employee directors. These amendments provided that each of the outside Directors will receive a bonus payment of five times the annual director fees in a lump sum cash payment in the event the Company is acquired or merged with another company. The basic annual Director fee paid to the Outside Directors is $20,000 per year so that each of the Outside Directors will receive at least $100,000 when Delta completes its acquisition of Comair. Additionally, Defendant Forster was paid $403,000 by Comair in connection with the evaluation and negotiations of the transaction with Delta.

          21. On October 18, 1999 Delta and Comair announced that the two companies had signed a definitive merger agreement whereby Delta will acquire Comair in an all cash transaction valued at $1.8 billion. Under the terms of the agreement, Delta will commence a cash tender off at $23.50 per share for all of the outstanding shares of Comair. Following the completion of the tender offer, those shares not tendered will be converted into the right to receive $23.50 per share in cash.

          22. Analysts' reactions to the announcement of the proposed acquisition were not favorable. On October 18, 1999, the Dow Jones News Service reported that:


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         Delta snapped up the smaller airline when its shares were cheap enough to attract other suitors and the prospects of an independent Comair were bright, analysts said. 'They had their own little world there in Cincinnati and could function alone if they had too [sic],' said airline consultant Bob Mann.

          23. On or about October 22, 1999, Defendants mailed to Comair's shareholders a Solicitation/Recommendation Statement on 14D-9 (the "14D-9") purportedly describing, inter alia, the merger transaction, the history of the negotiations between the companies, the opinion of Comair's financial advisor and certain other purportedly relevant information.

          24. The 14D-9 fails to disclose material information necessary for Comair shareholders to make an informed decision. Comair has previously announced that its passenger traffic for August and September 1999 had increased 18.1% for August and had increased 8.3% for September compared with those months in the previous year. Comair also announced that Revenue Passenger Miles increased 26.9% for August and 16.5% for September and that Available Seat Miles increased 23.1% for August and 23.1% for September as compared with those months in the prior year. However, the most recent financial information for the Company are its operating results for the three months ended June 30, 1999, as set forth in the Tender Offer Statement on
Schedule 14D-1 (the "14D-1"). The failure to provide more recent financial information is inexcusable in light of the fact that Delta's financial results for its fiscal quarter ended September 30, 1999, are readily available and are likely to be exceptional strong


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based on the Company's announcement concerning August and September.
Accordingly, Comair shareholders are being asked to make an irrevocable decision regarding their investment in Comair on the basis of incomplete information.

          25. By entering into the agreement with Delta, the Comair Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of an auction process or active market check; they were arrived at without a full and thorough investigation by the Individual Defendants; and they are intrinsically unfair and inadequate from the standpoint of the Comair shareholders.

          26. The Individual Defendants failed to make an informed decision, as no market check of the Company's value was obtained. In agreeing to the merger, the Individual Defendants failed to properly inform themselves of Comair's highest transactional value.

          27. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of Comair. The Individual Defendants' agreement to the terms of the transaction, its timing, and the failure to auction the Company and invite other bidders, and Defendants' failure to provide a market check demonstrate a clear absence of the exercise of due care and of loyalty to Comair's public shareholders.


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          28. The Individual Defendants' fiduciary obligations under these circumstances require them to:

                  (a) Undertake an appropriate evaluation of Comair's net worth as a merger/acquisition candidate; and

                  (b) Engage in a meaningful auction with third parties in an attempt to obtain the best value for Comair's public shareholders.

          29. The proposed bid serves no legitimate business purpose of Comair but rather is an attempt by Defendants to unfairly benefit Delta from the transaction at the expense of Comair's public stockholders. The proposed plan will, for a grossly inadequate consideration, deny Plaintiff and the other members of the Class their right to share proportionately in the future success of Comair and its valuable assets, while permitting Delta to reap huge benefits from the transaction.

          30. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to merge with Delta without making the requisite effort to obtain the vest offer possible.

          31. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Comair's assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of Comair common stock.


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          32. The consideration to be paid to class members in the proposed merger is unfair and inadequate because, among other things:

                  (a) The intrinsic value of Comair's common stock is materially in excess of the amount offered for those securities in the merger in light of the fact that Comair shares have traded above $23.50 in the past two months and giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company;

                  (b) The merger price is not the result of an appropriate consideration of the value of Comair because the Comair Board approved the proposed merger in without undertaking steps to accurately ascertain Comair's value through open bidding or at least a "market check mechanism"; and

                  (c) By entering into the agreement with Delta, the Individual Defendants have allowed the price of Comair stock to be capped, thereby depriving Plaintiff and the Class of the opportunity to realize any increase in the value of Comair stock.

                  (d) By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.
                  (e) Defendant Delta knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants in order to permit Delta to acquire Comair at the lowest possible price. The proposed transaction could not take place without Delta's knowing participation.

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          33. Plaintiff and other members of the Class have no adequate remedy at law.

         WHEREFORE, Plaintiff and members of the Class demand judgment against Defendants as follows:

                  (A) Declaring that this action is properly maintainable as a class action and certifying Plaintiff as the representative of the Class;

                  (B) Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction;

                  (C) In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the class;

                  (D) Awarding compensatory damages against Defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the proposed transaction;

                  (E) Awarding Plaintiff her costs and disbursements and reasonable allowances for fees of Plaintiff's counsel and experts and reimbursement of expenses; and


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                  (F) Granting Plaintiff and the class such other and further relief as the Court may deem just and proper.

Dated: October 28, 1999

                                            Respectfully submitted,

                                            STRAUSS & TROY



                                            By: /s/ Richard S. Wayne
                                               ---------------------------------
                                               Richard S. Wayne (0022390)
                                               William K. Flynn (0029536)
                                               The Federal Reserve Building
                                               150 East Fourth Street
                                               Cincinnati, OH 45202-4018
                                               (513) 621-2120

                                            BERNSTEIN LIEBHARD
                                              & LIFSHITZ, LLP
                                            Stanley D. Bernstein
                                            10 East 40th Street
                                            New York, NY 10016
                                            (212) 779-1414


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